SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to

§240.13d-1(a) and amendments thereto filed pursuant to §240.13d-2(a)13D-2(a)

(Amendment No. 3)*

Globecomm Systems Inc.

_____________________________________________________

(Name of Issuer)

Common Stock, $0.001 par value per share

_____________________________________________________

(Title of Class of Securities)

37956X103

_____________________________________________________

(CUSIP Number)

Jonathan Brooks

Smithwood Advisers, L.P.

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA 90067

(310) 286-2929

_____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2013

_____________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37956X103	13D	Page 2 of 9 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 37956X103	13D	Page 3 of 9 Pages

1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 37956X103	13D	Page 4 of 9 Pages

1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 37956X103	13D	Page 5 of 9 Pages

1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 37956X103	13D	Page 6 of 9 Pages

1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 37956X103	13D	Page 7 of 9 Pages

The Schedule 13D, as filed by each of JMB Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (the “Master Fund”); Smithwood Partners, LLC, a California limited liability company (“Partners”), which is the General Partner of the Master Fund; Smithwood Advisers, L.P., a California limited partnership (“Advisers”), which is the Investment Adviser of the Master Fund; Smithwood General Partner, LLC, a California limited liability company (“Smithwood GP”), which is the General Partner of Advisers; and Jonathan Brooks (“Brooks”), a United States citizen, who is the Managing Member of Partners and the controlling owner and Managing Member of Smithwood GP (the Master Fund, Partners, Advisers, Smithwood GP and Brooks are hereinafter collectively referred to as, the “Reporting Persons.”) on October 25, 2012, as amended by Amendment No. 1 to the Schedule 13D as filed on January 3, 2013 and, as amended by Amendment No. 2 to the Schedule 13D as filed on September 27, 2013 (the original Schedule 13D together with Amendments Nos. 1 and 2 are hereinafter referred to as the "Schedule 13D, as amended"), relating to the shares of common stock, par value $0.001 per share of Globecomm Systems Inc., a Delaware corporation (the "Issuer"), is hereby further amended as set forth below by this Amendment No. 3 to the Schedule 13D, as amended ("Amendment No. 3").

Except as specifically provided herein, Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D, as amended. Any capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4. Purpose of the Transaction.

Item 4 is amended and restated in its entirety as follows:

The Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 25, 2013, with Wasserstein Cosmos Co-Invest, L.P., a Delaware limited partnership (“Parent”), and Cosmos Acquisition Corp., an indirect wholly owned subsidiary of Parent (“Merger Sub”). On December 11, 2013, in accordance with the Merger Agreement and the Delaware General Corporation Law, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation of the Merger and becoming an indirect wholly owned subsidiary of Parent.

At the effective time of the Merger, the 2,109,000 shares of Common Stock held by the Reporting Persons immediately prior to the effective time were converted into the right to receive an aggregate of $29,842,350 (or $14.15 per share) in cash, without interest.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons are the owners of 0 shares of Common Stock of the Issuer.

(b)	As of the date hereof, the Reporting Persons are the owners of 0 shares of Common Stock of the Issuer and have no power to vote or dispose of any shares of the Issuer.

(c)	Set forth below are transactions effected by the Master Fund in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days. The transaction was consummated in connection with the Merger.

TRANSACTION DATE	SHARES SOLD	SALE PRICE PER SHARE
12/11/2013	2,109,000	$14.15

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on December 11, 2013.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CUSIP No. 37956X103	13D	Page 8 of 9 Pages

Dated: December 17, 2013

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

By:	/s/Jonathan Brooks
Jonathan Brooks

CUSIP No. 37956X103	13D	Page 9 of 9 Pages

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)